Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-4 (i) of our reports dated March 1, 2011, relating to the consolidated financial statements of Enterprise Products Partners L.P. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the effect of the merger of Enterprise GP Holdings L.P. on November 22, 2010) and the effectiveness of Enterprise Products Partners L.P.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Enterprise Products Partners L.P. for the year ended December 31, 2010 and (ii) to the reference to us under the heading “Experts” in the proxy statement/prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Houston, Texas
May 17, 2011